FORM 12b-25
   [As last amended in Release No. 34-31905, February 23, 1993, 58 F.R.14628.]

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):
[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ] Form N-SAR For Period Ended: JUNE 30, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:                        THE AMERICAN ENERGY GROUP, LTD.
Former Name if Applicable:
Address of Principal Executive Office:                    P.O. BOX 489
City, State and Zip Code:                            SIMONTON, TEXAS 77476

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company has made a transition from the Development Stage, thereby requiring more extensive reservoir studies of its oil & gas properties. In addition, the Company made a significant property acquisition at the end of its fiscal year. Both of these factors have required a more detailed review of the Company's properties by an independent petroleum engineering firm, thereby delaying the completion of the Company's certified financial statements . This study is anticipated to be completed in the next 7-10 days.

PART IV--OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                  BRADLEY J. SIMMONS                             281-346-2652

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       THE AMERICAN ENERGY GROUP, LTD.
                (Name of Registrant as specified in charter)

has caused this notice to be signed on its behalf by the undersigned thereunto duly authorized.

Date: SEPTEMBER 30, 1997                By: B/J/S
                                            Bradley J. Simmons, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant authorized representative (other than an executive officer), evidence or the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  JONES, JENSEN
                                    & COMPANY
                            ------------------------

                          CERTIFIED PUBLIC ACCOUNTANTS

September 29, 1997

Mr. Bradley J. Simmons, President
The American Energy Group, Ltd.
P.O. Box 489
Simonton, Texas 77476

Dear Brad:

This letter will confirm that our audit of the consolidated financial statements of The American Energy Group, Ltd. as of and for the year ended June 30, 1997 has been substantially completed. However, we will be unable to issue our audit report on those consolidated financial statements by the due date of the Form 10-K, September 29, 1997. It is our understanding that the Company has begun substantial oil and gas production and that the Company has proven oil and gas reserves. Accordingly, an independent oil and gas reserve study is required to meet the accounting and disclosure requirements of generally accepted accounting principles. On Friday, September 26, 1997, we spoke with Mr. Reuven Hollo at Sigma Energy who indicated that he is currently in the process of completing a reserve study The American Energy Group, Ltd. but that it will not be finished until sometime during the week of October 6th through the 10th.

Once we have had the opportunity to examine and perform appropriate audit work related to that reserve study and the corresponding implications on the consolidated financial statements of the Company, we will then be able to issue our audit report which should be able to be done by October 13, 1997.

Should you have any questions or wish to discuss this matter further, please feel free to contact us.

Sincerely,

/s/CHARLES D. ROE
Charles D. Roe, CPA

50 South Main Street, Suite 1450, Salt Lake City, Utah 84144 - Telephone (801) 328-4408, Fax (801) 328-4461